Filed Pursuant to Rule 424(b)(2)

Registration No. 333-219092

PRICING SUPPLEMENT No. 4, dated March 11, 2019

(To prospectus, dated May 25, 2018, and

prospectus supplement, dated May 25, 2018)

BB&T CORPORATION

Medium-Term Notes, Series G (Senior)

Medium-Term Notes, Series H (Subordinated)

This pricing supplement supplements the terms and conditions in the prospectus, dated May 25, 2018, as supplemented by the prospectus supplement, dated May 25, 2018 (the “prospectus supplement” and together with the prospectus, dated May 25, 2018, and all documents incorporated herein by reference, the “prospectus”), and relates to the offering and sale of $1,350,000,000 aggregate principal amount of 3.050% Senior Notes due June 20, 2022 (the “Senior Notes”) and $650,000,000 aggregate principal amount of 3.875% Subordinated Notes due March 19, 2029 (the “Subordinated Notes” and, together with the Senior Notes, the “Notes”). Unless otherwise defined in this pricing supplement, terms used herein have the same meanings as are given to them in the prospectus.

Term	Senior Notes	Subordinated Notes
CUSIP / ISIN Nos.	05531FBG7 / US05531FBG72	05531GAB7 / US05531GAB77
Series	Series G (Senior)	Series H (Subordinated)
Form of Note	Book-Entry	Book-Entry
Principal Amount	$1,350,000,000	$650,000,000
Trade Date	March 11, 2019	March 11, 2019
Original Issue Date	March 18, 2019 (T+5)	March 18 , 2019 (T+5)
Maturity Date	June 20 , 2022	March 19 , 2029
Redemption Date	May 20 , 2022	February 16 , 2029
Redemption Terms	Redeemable in whole or in part on or after the Redemption Date at 100% of the principal amount of the Senior Notes (par), plus accrued and unpaid interest thereon to, but excluding, the date of redemption. We shall provide 10 to 60 calendar days’ notice of redemption to the registered holder of the Senior Notes.	Redeemable in whole or in part on or after the Redemption Date at 100% of the principal amount of the Subordinated Notes (par), plus accrued and unpaid interest thereon to, but excluding, the date of redemption. We shall provide 10 to 60 calendar days’ notice of redemption to the registered holder of the Subordinated Notes.
Base Rate	Not applicable	Not applicable
Distribution	Underwritten basis	Underwritten basis
Authorized Denomination	$2,000, or any amount in excess of $2,000 which is an integral multiple of $1,000	$2,000, or any amount in excess of $2,000 which is an integral multiple of $1,000
Issue Price	$1,349,959,500 / 99.997%	$649,356,500 / 99.901%
Net Proceeds (Before Expenses) to the Company	$1,348,879,500	$647,796,500
Interest Rate	3.050%	3.875%
Initial Interest Rate	Not applicable	Not applicable
Interest Payment Dates	June 20 and December 20 of each year, commencing June 20, 2019	March 19 and September 19 of each year, commencing September 19 , 2019
Regular Record Dates	15 calendar days prior to each Interest Payment Date	15 calendar days prior to each Interest Payment Date
Interest Determination Dates	Not applicable	Not applicable
Interest Reset Dates	Not applicable	Not applicable
Index Source	Not applicable	Not applicable
Index Maturity	Not applicable	Not applicable
Spread	Not applicable	Not applicable
Spread Multiplier	Not applicable	Not applicable
Maximum Interest Rate	Not applicable	Not applicable
Day Count	30/360	30/360
Minimum Interest Rate	Not applicable	Not applicable
Original Issue Discount Notes	Not applicable	Not applicable

The Senior Notes are unsecured and will rank equally with our other unsecured and unsubordinated debt obligations. The Subordinated Notes are unsecured and will rank junior and be subordinated to all of our senior indebtedness, including the Senior Notes.

The Notes are not deposits or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

Investing in the Notes involves risk. See “Risk Factors” beginning on page S-2 of the prospectus supplement and page 16 of our Annual Report on Form 10-K for the year ended December 31, 2018, which is incorporated herein by reference.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement, the attached prospectus supplement or the attached prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Senior Note(1)	Total	Per Subordinated Note(1)	Total
Price to Public	99.997%	$1,349,959,500	99.901%	$649,356,500
Underwriters’ Discounts	0.080%	$1,080,000	0.240%	$1,560,000
Net Proceeds (Before Expenses) to Us	99.917%	$1,348,879,500	99.661%	$647,796,500

(1)	Plus accrued interest, if any, from March 18, 2019, if settlement occurs after that date.

We expect to deliver the Notes to investors through the book-entry delivery system of The Depository Trust Company and its direct participants on or about March 18, 2019.

Joint Book-Running Managers

BB&T Capital Markets	BofA Merrill Lynch	Morgan Stanley	SunTrust Robinson Humphrey

Co-Managers

Academy Securities	R. Seelaus & Co., LLC

RECENT DEVELOPMENTS

Proposed Merger with SunTrust Banks, Inc.

The following summary highlights selected information related to the recently announced merger between us and SunTrust Banks, Inc. (“SunTrust”). The summary below is subject to change and may not contain all of the information that is important to you and is qualified in its entirety by more detailed information included or incorporated by reference into this pricing supplement. The merger agreement between us and SunTrust is included as an exhibit to our Current Report on Form 8-K, dated February 13, 2019, which is incorporated by reference in this pricing supplement. The representations and warranties included in the merger agreement may not describe the actual state of affairs at the date they were made or at any other time, and investors should not rely on them as statements of fact. The merger is subject to certain risks and uncertainties, including the ability to obtain regulatory approvals and to meet other closing conditions to the merger, such as approval of the merger by our shareholders and SunTrust’s shareholders. See “Risks Relating to the Proposed Merger with SunTrust” set forth in Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2018. There can be no assurance that the merger will be consummated as contemplated, or at all.

On February 7, 2019, we entered into an Agreement and Plan of Merger (the “Merger Agreement”) with SunTrust. The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, SunTrust will merge with and into us (the “Merger”), with BB&T as the surviving entity in the Merger. Immediately following the Merger, SunTrust’s wholly owned subsidiary, SunTrust Bank, will merge with and into BB&T’s wholly owned subsidiary, Branch Banking and Trust Company (the “Bank Merger”), with Branch Banking and Trust Company as the surviving entity in the Bank Merger.

Upon the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the Merger, each share of common stock, par value, $1.00 per share, of SunTrust outstanding immediately prior to the effective time of the Merger, other than certain shares of common stock held by SunTrust or us, will be converted into the right to receive 1.295 shares of our common stock, par value $5.00 per share. The completion of the Merger is subject to customary conditions, including, among other things, the adoption of the Merger Agreement by SunTrust’s shareholders and by BB&T’s shareholders, the receipt of required regulatory approvals, and the effectiveness of the registration statement on Form S-4 filed by us with the SEC on March 11, 2019, for our common stock to be issued in the Merger. The Merger is subject to a mutual break-up fee of $1.1 billion, payable in customary circumstances.

SunTrust, headquartered in Atlanta, Georgia, provides deposit, credit, trust, investment, mortgage, asset management, securities brokerage, and capital market services. Its flagship subsidiary, SunTrust Bank, operates an extensive branch and ATM network throughout the high-growth Southeast and Mid-Atlantic states, along with 24-hour digital access. As of December 31, 2018, SunTrust had total assets of $216 billion and total deposits of $163 billion. SunTrust’s audited annual financial statements as of December 31, 2018 and 2017 and for the periods ended December 31, 2018, 2017 and 2016, our unaudited pro forma condensed combined balance sheet reflecting the Merger as of December 31, 2018, and our unaudited pro forma condensed combined income statement reflecting the Merger for the year ended December 31, 2018 are all incorporated herein by reference.

USE OF PROCEEDS

We intend to use the net proceeds from the sale of the Notes for general corporate purposes, which may include the acquisition of other companies, repurchasing outstanding shares of our common stock, repayment of maturing obligations and refinancing of outstanding indebtedness and extending credit to, or funding investments in, our subsidiaries. The precise amounts and timing of our use of the net proceeds will depend upon our and our subsidiaries’ funding requirements and the availability of other funds. Pending our use of the net proceeds from the sale of the Notes as described above, we will use the net proceeds to reduce our short-term indebtedness or for temporary investments.

SUPPLEMENTAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The discussion under “Certain United States Federal Income Tax Consequences—Foreign Account Tax Compliance Act” in the accompanying prospectus supplement is hereby modified to reflect regulations proposed by the Treasury Department indicating its intent to eliminate the requirements under FATCA of withholding on gross proceeds from the sale, exchange, maturity or other disposition of relevant financial instruments. The Treasury Department has indicated that taxpayers may rely on these proposed regulations pending their finalization.

SUPPLEMENTAL INFORMATION CONCERNING THE PLAN OF DISTRIBUTION

We have entered into a syndicated underwriting agreement, dated March 11, 2019 (the “terms agreement”), with the underwriters named below. Subject to the terms and conditions set forth in the terms agreement, we have agreed to sell to the underwriters, and the underwriters have agreed, severally and not jointly, to purchase, the principal amount of Notes set forth opposite their respective names below:

Underwriter	Principal Amount of Senior Notes	Principal Amount of Subordinated Notes
BB&T Capital Markets, a division of BB&T Securities, LLC	$327,375,000	$157,625,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	327,375,000	157,625,000
Morgan Stanley & Co. LLC	327,375,000	157,625,000
SunTrust Robinson Humphrey, Inc.	327,375,000	157,625,000
Academy Securities, Inc.	20,250,000	9,750,000
R. Seelaus & Co., LLC	20,250,000	9,750,000

Total	$1,350,000,000	$650,000,000

We have been advised by the underwriters that they propose initially to offer the Notes to the public at the public offering prices set forth on page one of this pricing supplement. After the initial public offerings, the public offering prices may be changed from time to time.

The Notes are a new issue of securities with no established trading market. The underwriters have advised us that they intend to make a market in the Notes, as applicable laws and regulations permit, but the underwriters are not obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of any trading market for these Notes.

The terms agreement provides that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters will purchase all the Notes if any are purchased.

The underwriters expect to deliver the Notes to purchasers on or about March 18, 2019, which will be the fifth business day following the date of pricing of the Notes (such settlement cycle being herein referred to as “T + 5”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the second business day before the delivery of the Notes will be required, by virtue of the fact that the Notes initially will settle in T + 5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to the second business day before the delivery of the Notes should consult their own advisor.

To facilitate the offering of these Notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of these Notes. Specifically, the underwriters may overallot in connection with any offering of these Notes, creating a short position in these Notes for their own accounts. In addition, to cover overallotments or to stabilize the price of these Notes, the underwriters may bid for, and purchase, these Notes in the open market. Finally, in any offering through a syndicate of underwriters, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing these Notes in the offering if the syndicate repurchases previously distributed Notes in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of these Notes above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act, or to contribute to payments made in respect of those liabilities. We have also agreed to reimburse the underwriters for specified expenses.

We estimate that the total offering expenses for the Notes, excluding the underwriters’ discounts, will be approximately $1.5 million.

In the course of their business, the underwriters and certain of their affiliates have engaged and may in the future engage in commercial banking and/or investment banking transactions with us and with our affiliates. The underwriters and their affiliates may also be customers of, engage in transactions with and perform services for us, including our subsidiaries, in the ordinary course of business. They have received and may continue to receive customary fees and commissions for these transactions.

In the ordinary course of their various business activities, the underwriters and their respective affiliates have made or held, and may in the future make or hold, a broad array of investments including serving as counterparties to certain derivative and hedging arrangements, and may have actively traded, and, in the future may actively trade, debt and equity securities (or related derivative securities), and financial instruments (including bank loans) for their own account and for the accounts of their customers and may have in the past and at any time in the future hold long and short positions in such securities and instruments. Such investment and securities activities may have involved, and in the future may involve, our securities and instruments.

If any of the underwriters or their affiliates have a lending relationship with us, certain of those underwriters or their affiliates routinely hedge, and certain other of those underwriters or their affiliates may hedge, their credit exposure to us consistent with their customary risk management policies. Typically, these underwriters and their affiliates would hedge such exposure by entering into transactions, which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the Notes offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the Notes offered hereby. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

United Kingdom

The communication of this pricing supplement and any other document or materials relating to the issue of the Notes offered hereby is not being made, and such documents and/or materials have not been approved, by an authorized person for the purposes of section 21 of the United Kingdom’s Financial Services and Markets Act 2000, as amended (the “FSMA”). Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom who have professional experience in matters relating to investments and who fall within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”)), or who fall within Article 49(2)(a) to (d) of the Financial Promotion Order, or who are any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order (all such persons together being referred to as “relevant persons”). In the United Kingdom, the Notes offered hereby are only available to, and any investment or investment activity to which this pricing supplement relates will be engaged in only with, relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this pricing supplement or any of its contents.

European Economic Area

This pricing supplement is not a prospectus for the purposes of the Prospectus Directive (as defined below). This pricing supplement has been prepared on the basis that any offer of Notes in any Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of Notes. Accordingly any person making or intending to make an offer in that Relevant Member State of Notes which are the subject of the offering contemplated in this pricing supplement may only do so in circumstances in which no obligation arises for us or any of the agents to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither us or the agents have authorised, nor do they authorise, the making of any offer of Notes in circumstances in which an obligation arises for us or the agents to publish a prospectus for such offer. The expression “Prospectus Directive” means Directive 2003/71/EC (as amended or superseded), and includes any relevant implementing measure in the Relevant Member State.

Hong Kong

Each underwriter represents and agrees that:

(a)

it has not offered or sold and will not offer or sell in Hong Kong, by means of any document, any Notes other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance; and

(b)

it has not issued or had in its possession for the purposes of issue and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the Notes, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance.

Japan

The Notes have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended, the “FIEL”), and the Notes have not been offered or sold, directly or indirectly, and will may not be offered or sold, directly or indirectly, in Japan or to, or for the account or benefit of, any resident of Japan or to, or for the account or benefit of, others for reoffering or resale, directly or indirectly, in Japan or to, or for the account or benefit of, any resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines promulgated by the relevant Japanese governmental or regulatory authorities. For purposes of this paragraph “resident of Japan” means any person resident in Japan, including any corporation or other entity incorporated or organized under the laws of Japan.

Singapore

This pricing supplement, the prospectus supplement and the accompanying prospectus have not been and will not be registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”). Accordingly, each underwriter has not offered or sold any Notes or caused such Notes to be made the subject of an invitation for subscription or purchase and will not offer or sell such Notes or cause such Notes to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this pricing supplement, the prospectus supplement, the accompanying prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of such Notes, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has subscribed for or acquired the Notes pursuant to an offer made under Section 275 of the SFA, except: (i) to an institutional investor (as defined in Section 4A of the SFA) or to a relevant person (as defined in Section 275(2) of the SFA), or to any person arising from an offer referred to in Section 275(1A) of the SFA (in the case of that corporation), or Section 276(4)(i)(B) of the SFA (in the case of that trust); (ii) where no consideration is or will be given for the transfer; (iii) where the transfer is by operation of law; (iv) as specified in Section 276(7) of the SFA; or (v) as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018 of Singapore.

Singapore Securities and Futures Act Product Classification—Solely for the purposes of our obligations pursuant to sections 309B(1)(a) and 309B(1)(c) of the SFA, we have determined, and hereby notify all relevant persons (as defined in Section 309A of the SFA) that the Notes are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Switzerland

This document is not intended to constitute an offer or solicitation to purchase or invest in the Notes described herein. The Notes may not be publicly offered, sold or advertised, directly or indirectly, in, into or from Switzerland and will not be listed on the SIX Swiss Exchange or on any other exchange or regulated trading facility in Switzerland. Neither this pricing supplement nor any other offering or marketing material relating to the Notes constitutes a prospectus as such term is understood pursuant to article 652a or article 1156 of the Swiss Code of Obligations, and neither this pricing supplement nor any other offering or marketing material relating to the Notes may be publicly distributed or otherwise made publicly available in Switzerland.

Conflicts of Interest

Our affiliate, BB&T Capital Markets, a division of BB&T Securities, LLC, is a participating joint book-running manager. Because BB&T Capital Markets, a division of BB&T Securities, LLC, has a conflict of interest pursuant to Financial Industry Regulatory Authority (“FINRA”), this offering is being conducted in compliance with FINRA Rule 5121. Pursuant to that rule, the appointment of a qualified independent underwriter is not necessary in connection with this offering, as the offering is of a class of securities rated Baa or better by Moody’s rating service or BBB or better by Standard & Poor’s rating service or rated in a comparable category by another rating service acceptable to FINRA.